

March 18, 2021

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: Smart Share Global Ltd**
> **Registration Statement on Form F-1**
> **Filed March 12, 2021**
> **File No. 333-254228**

Dear Mr. Cai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed March 12, 2021

Prospectus Summary, page 4

1. We note your response to our prior comment 3 and reissue it. While your disclosure of POIs in each tiered city is helpful, it does not directly address your claims regarding your "extensive" network in a meaningful way. You also state that the POIs are in more than 1,500 regions in China, but it is unclear how you are defining region and what this means regarding overall geographic coverage. Please provide additional disclosure on your extensive coverage network, such as the average number of POIs in each province of China, so that investors understand the geographic distribution of your network.

<u>Capitalization, page 84</u>

2.   Please revise the second and third bullet points to disclose the amount of proceeds received in connection with the issuance of the 76,386,109 Series D-2 preferred shares in January 2021. Also, it is unclear as to how you arrived at the pro forma amounts of the issued and outstanding Class A Ordinary shares (in both shares and RMB) and additional paid in capital as of December 31, 2020. Please revise to provide footnote disclosure in tabular format explaining how these amounts were calculated or determined.

<u>Management Expertise, page 137</u>

3.   We note your response to our prior comment 8. Please revise to disclose whether you have the largest market share in the mobile device charging space. If not, please tell us how you rank compared to your competitors and the market share held by your closest competitors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao